

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 27, 2009

Via U.S. Mail and Facsimile

Mr. Kevan Hensman
Chief Financial Officer
Aspen Exploration Corporation
2050 S. Oneida St., Suite 208
Denver, CO 80224-2426

> **Re: Aspen Exploration Corporation**
> **Preliminary Schedule 14A Filed March 6, 2009**
> **File No. 0-09494**

Dear Mr. Hensman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A Filed March 6, 2009

General

1.   If financing is not assured for the proposed sale, provide the disclosure Item 14(c)(1) of Schedule 14A requires. <u>See</u> Instruction 2(a) to Item 14.

2.   Provide clear and consistent disclosure regarding your plans after the sale is consummated. At page 13, you suggest that you would likely focus on seeking business opportunities in the natural resources industry, but at page 21, you suggest that you may distribute a dividend or consider opportunities "in the natural resources industry or other industries."

3.   Revise the proxy statement to disclose prominently in the first part of the document that (1) stockholders will not have the opportunity to vote on how the proceeds are used and (2) that you are considering changing your line of business altogether.

4.   We note your statement on page 10 that "Our interests in the Assets comprise substantially all of our assets." Please revise your form of proxy to make this clear and to disclose the percentage of your assets that you are selling. Also highlight it for the reader earlier in the document, for example in the Notice of Special Meeting and on the first page of the Proxy Statement.

5.   Please add pro forma financial statements as required by Article 8 of Regulation S-X, or explain to us why you believe that no pro forma financial statements are required. We may have further comments after reviewing your response.

6.   Please ensure that you complete the blanks in your filing, including but not limited to the missing information on page 17 under the heading "Information About the Initial Sellers and Additional Sellers."

7.   Provide the disclosure required by Item 5 of Schedule 14A earlier in the document to provide appropriate emphasis due to the particular circumstances in this case. Also describe in necessary detail how the purchase price was agreed to be allocated among the selling parties, and discuss the role of the interested parties in negotiating the terms for each portion of the transaction that relates to Aspen. Explain whether other parties will be receiving (1) the same amount as; (2) more than; or (3) less than Aspen for each percentage interest it is selling.

Form 8-K Filed February 19, 2009

8.   Please explain why you have omitted Exhibit C to the Purchase and Sale Agreement from the materials that you filed as exhibits to your Form 8-K filed February 19, 2009, and confirm to us that you have filed all material portions of the Purchase and Sale Agreement and its Annexes, Exhibits and Schedules. We may have further comments after reviewing your response.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       M. Wojciechowski
       T. Levenberg
       N. Gholson
       Peter Waltz, Esq. – Burns, Figa & Will, P.C. (facsimile (303) 796-2777)